SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2003

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F X	Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:    Press release dated January 30, 2003, stating France Telecom’s position regarding the investigation procedure opened by the European Commission

www.francetelecom.com

Press release

Brussels procedure: France Telecom’s position

Paris, January 30th, 2003 - The formal investigation procedure opened by the European Commission is a routine and necessary initiative enabling the Commission to carry out its analysis, in the interest of transparency, and give voice to all parties involved.

France Telecom believes that, as majority shareholder, the French State’s participation in the company’s action plan is no different to that of a private investor and does not contain any element of state aid.

France Telecom and the French government have been working closely with the European Commission since December 3, 2002, when the French authorities presented a file containing the presentation of the FT2005 plan. France Telecom will continue to provide all the information needed by the Commission to complete its investigation.

The opening of an investigation procedure does not prejudge the final decision of the Commission over the nature of the State’s participation in the FT2005 plan launched by the new management of France Telecom.

Press contact :

Nilou du Castel nilou.ducastel@francetelecom.com	Tel: +33 (0)1 44 44 93 93

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 93 93
Corporate Communication	75505 Paris cedex 15	Fax: +33 1 44 44 80 34
Information Department	France

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: January 30, 2003	By:	/s/ Pierre Hilaire
	Name:	Pierre Hilaire
	Title:	Senior Vice President Finance, France

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